VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

April 14, 2023

Grant Thornton Cayman Islands
2nd Floor, Century Yard, Cricket Square
171 Elgin Avenue
George Town, Cayman Islands KY1-1102

Ladies and Gentlemen:

In connection with your audit of the financial statements of Venecredit Securities as of December 31, 2022 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Venecredit Securities in conformity with accounting principles generally accepted in the United States of America, you were previously provided with a representation letter under date of March 31, 2023. No information has come to our attention that would cause us to believe that any of those previous representations should be modified.

To the best of our knowledge and belief, no events have occurred subsequent to December 31, 2022 and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

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Alvaro Frias
CEO/Managing Director

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George Valle
CFO/FINOP